amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

82-4867

RECEIVED
2004 SEP 16 A 11:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To:	The Securities and Exchange Commissi[redacted]
Company:	
Fax:	0011 1 202 942 9624
From:	Robyn Fry - Company Secretary
Fax:	(+61 3) 9208 4356
Date:	8 September 2004
Pages: Including cover page	6.

04036916

SUPPL

This document and any following pages are intended solely for the named addressee, are confidential and may contain legally privileged information. The copying or distribution of them or any information they contain, by anyone other than the addressee, is prohibited. If you have received this document in error, please let us know by telephone, and then return it by mail to the address above. We shall refund your costs of doing so.

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

P.P. [signature]

Robyn Fry
General Counsel & Company Secretary

PROCESSED
SEP 20 2004
THOMSON
FINANCIAL

dw 9/16

Doc# 105059 v1

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

FILE No.
82-4867

8 September 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

Robyn Fry
General Counsel & Company Secretary

Doc# 106999 v1

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAO Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

Nicky Haw

From: ASX.Online@asx.com.au
Sent: Tuesday, 7 September 2004 17:06
To: rfry@amrad.com.au; nhaw@amrad.com.au
Subject: AML - ASX Online e-Lodgement - Confirmation of Release

162200.pdf (92 KB)

ASX confirms the release to the market of Doc ID: 162200 as follows: Release Time: 07-Sep-2004 17:05:35 ASX Code: AML File Name: 162200.pdf Your Announcement Title: Avexa Demerger Approval and Key Appointments

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au

Tuesday 7 September 2004

AVEXA DEMERGER APPROVAL AND KEY APPOINTMENTS

Amrad Corporation Limited (ASX:AML) today announced successful completion of the final steps in the demerger and spin-out of its anti-infectives business, Avexa Limited.

Having obtained shareholder approval on 31 August, Federal Court approval of the Scheme of Arrangement has been granted and the Scheme became effective today upon filing the Court order at Australia Securities and Investments Commission. This now clears the path for Avexa's shares to be freely traded on the ASX as planned on around 23 September 2004.

Amrad is also delighted to announce the appointment of Dr Hugh Niall as Chairman of Avexa, Dr Julian Chick as Avexa's CEO and the promotion of Dr Andrew Nash to the position of Chief Scientific Officer for Amrad.

Dr Niall has had a distinguished career in the medical sciences including senior roles at Harvard Medical School and the Howard Florey Institute of Experimental Medicine where he was formally a Board member. Dr Niall has also had significant experience with biotechnology companies having had senior research roles spanning a ten year period with Genentech and having been CEO and Managing Director of Biota Holdings Limited from 1995 to 2002. He is currently Chief Executive Officer of the Australian Stem Cell Centre.

Commenting on the appointment, Amrad's CEO Dr Pete Smith said, "Hugh brings a rare combination of a strong scientific background married with many years in senior roles in the biotechnology industry including a great deal of relevant experience in antivirals. Hugh is a highly respected figure both in Australia and abroad and his Chairmanship of Avexa will give the new company great strength."

After an extensive international executive search, Dr Julian Chick has been selected as Avexa's CEO. Dr Chick has a PhD in physiology from La Trobe University and Oxford University. After a number of years working in the capital markets for companies such as Salomon Smith Barney and BNP Paribas Australia, Julian worked for Foursight Associates before taking a senior role in business development at Amrad.

"Julian has a deep understanding of the science behind Avexa's activities mixed with a keen commercial focus and an understanding of capital markets and the drivers behind increasing shareholder value. Julian has been an important part of the senior management team driving the spin-out of Avexa and we are thrilled to offer him this position in the face of some very keen competition" said Dr Smith.

With the movement of Dr Jonathan Coates to become Chief Scientific Officer of Avexa, Amrad has also announced that Dr Andrew Nash has been promoted to fill the Amrad Chief Scientific Officer position. Andrew was formerly Head of Biologicals research with Amrad.

Doc# 122324 v4

Commenting on Dr Nash's promotion, Dr Smith said "It makes perfect sense for Andrew to assume this role as Amrad is now highly focused on using biologicals such as antibodies to address its proprietary targets. Andrew has an extraordinary grasp of the field and has been instrumental in driving the Company's product portfolio forward and securing the deal that we have with Merck for asthma therapies."

For further information contact:

Mr Bob Moses
Chairman
Telephone: 61 3 9208 4108

Dr Pete Smith
Chief Executive Officer
Telephone: 0409 936 106

For additional company information refer to Amrad's website: www.amrad.com.au